Hogan Lovells US LLP 875 Third Avenue New York, NY 10022 T +1 212 918 3000 F +1 212 918 3100 www.hoganlovells.com

December 1, 2016

CORRESPONDENCE FILED VIA EDGAR

Ms. Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Office Depot, Inc.
Form 10-K for the Fiscal Year Ended December 26, 2015
Filed February 23, 2016
Amended Form 10-K for Fiscal Year Ended December 26, 2015
Filed April 22, 2016
File Number 1-10948

Dear Ms. Ransom:

On behalf of Office Depot, Inc. (the “Company”), set forth below is the response of the Company to the Staff’s letter of comment dated November 29, 2016 relating to the above referenced filings. For your convenience, the Staff’s comment is reported below in italics immediately preceding the Company’s response.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 55.

1.	We note your disclosure of your Related Person Transactions Policy. We further note your disclosure that “During 2015, all transactions that were potentially subject to the Policy were reviewed and approved or ratified by the Corporate Governance and Nominating Committee.” If there were any transactions with related persons within the meaning of Item 404(a) of Regulation S-K, you are required to disclose the details of such transactions. Please confirm supplementally whether there were any related party transactions in 2015 within the meaning of Item 404(a) of Regulation S-K. In future filings, please provide the disclosure required by Item 404(a) of Regulation S-K.

Response: The Company confirms that the transactions that were potentially subject to the Related Person Transactions Policy in 2015 were not transactions with related persons within the meaning of Item 404(a) of Regulation S-K. The Company also acknowledges the Staff’s comment and will include disclosure, if any, regarding related party transactions within the meaning of Item 404(a) of Regulation S-K in future filings.

* * * * * * * *

If the Staff should have any questions, or would like further information, concerning the response above, please do not hesitate to contact me at (212) 918-8270 or Lillian Tsu at (212) 918-3599.

Sincerely,

/s/ Amy Bowerman Freed
Amy Bowerman Freed
Hogan Lovells US LLP

cc:	Stephen R. Calkins

Executive Vice President and Chief Legal Officer

Office Depot, Inc.